UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 23, 2010

Commission File Number: 000-52768

EDGE RESOURCES, INC.

Suite 200 Fording Place, 205 - 9th Ave SE, Calgary, Alberta, Canada, T2G0R3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit List

99.1 Financial Statements for the Period Ending December 31, 2009

99.2 Management’s Discussion and Analysis

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)

FINANCIAL STATEMENTS

December 31, 2009

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying interim financial statements for Edge Resources Inc. (formerly Guildhall Minerals Ltd.) have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim statements by an entity’s auditors.

BALANCE SHEET

STATEMENT OF LOSS AND DEFICIT

STATEMENT OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

February 23, 2010

Calgary, Alberta, Canada

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
BALANCE SHEET
(Expressed In Canadian Dollars)

(Prepared by management)

	December 31, 2009 (unaudited)	March 31, 2009 (audited)
ASSETS
CURRENT
Cash	$129,243	$94,822
Accounts receivable	397,496	-
Prepaid expenses	26,654	-
	553,393	94,822
PETROLEUM AND NATURAL GAS INTERESTS (Note 5)	2,470,611	-
CAPITAL ASSETS (Note 3)	11,108	-
PROMISSORY NOTE RECEIVABLE (NOTE 4)	1	1
DEFERRED ACQUISITION AND FINANCING COSTS (Note 6)	-	37,164

TOTAL ASSETS	$3,035,113	$131,987
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$207,516	$30,546
Loan payable	-	80,000
	207,516	110,546
ASSET RETIREMENT OBLIGATION (Note 7)	42,471	-
	249,987	110,546

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 9)	14,310,501	11,007,218
CONTRIBUTED SURPLUS (Note 9)	542,440	60,000
DEFICIT	(12,067,815)	(11,045,777)
	2,785,126	21,441

	$3,035,113	$131,987

Going Concern (Note 1)
Commitments and contingencies (Note 13)

APPROVED ON BEHALF OF THE BOARD:

“Brad Nichol”	“Terence Kwan”
Brad Nichol	Terence Kwan

The accompanying notes are an integral part of the financial statements

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
STATEMENT OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed In Canadian Dollars)
(Unaudited - Prepared by management)

	Nine Months Ended December 31,, 2009	Nine Months Ended December 31, 2008		Three Months Ended December 31, 2009	Three Months Ended December 31, 2008

REVENUE
Interest Income	$-		$13,214	$-	$5,041

EXPENSES
Consulting fees	126,141		30,000	34,021	22,500
Depreciation and amortization	2,244		-	1,122	-
Director fees	19,000		20,000	-	-
Foreign exchange loss (gain)	-		(82,382)	-	(60,304)
General and administration (Notes 5)	357,278		95,600	116,718	35,402
Management fees	-		22,500	-	7,500
Professional fees and disbursements	146,599		78,198	27,831	9,091
Stock-based compensation (Note 9(b))	370,776		-	146,073	-
Write-down of acquisition costs			268,279		268,279
	1,022,038		432,194	325,765	282,468

NET LOSS AND COMPREHENSIVE LOSS
FOR THE PERIOD	(1,022,038)		(418,891)	(325,765)	(277,427)

DEFICIT, BEGINNING OF THE PERIOD	(11,045,777)		(10,046,635)	(11,742,050)	(10,188,189)

DEFICIT, END OF THE PERIOD	$(12,067,815)	$	(10,465,616)	$(12,067,815)	$(10,465,616)

BASIC AND DILUTED LOSS PER SHARE	$(0.032)		$(0.025)	$(0.010)	$(0.017)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	32,029,436		16,643,012	32,029,436	16,643,012

The accompanying notes are an integral part of the financial statements

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
STATEMENT OF CASH FLOWS
(Expressed In Canadian Dollars)
(Unaudited - Prepared by management)

	Nine Months Ended December 31, 2009	Nine Months Ended December 31,, 2008	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	$(1,022,038)	$(418,981)	$(325,765)	$(277,427)
Adjust for items not involving cash:
Depreciation and amortization	2,244	-	1,122	-
Stock-based compensation	370,776	-	146,073	-
Write-down of acquisition costs	-	268,279		268,279
Foreign exchange gain on note receivable	-	(89,309)	-	(65,962)
Accrued interest on note receivable	-	(9,205)	-	(5,041)
Non-cash management fees and expenses	-	12,500	-	7,500
	(649,018)	(236,716)	(178,570)	(72,651)
Changes in non-cash working capital items:
Accounts receivable	(397,495)	-	46,369	-
Prepaid expenses	(26,654)	-	12,584	-
Accounts payable and accrued liabilities	176,971	279,501	(592,736)	91,370
Due to related party	-	(7,516)	-	-
CASH USED IN OPERATING ACTIVITIES	(896,196)	35,269	(712,353)	18,719

INVESTING ACTIVITIES
Acquisition of petroleum and natural gas interests	1,607,501	-	-	-
Deferred development, exploration , drilling costs	783,477	-	186,775	-
Capital assets purchased	13,352	-	-	-
Note Receivable	-	402,600	-	-
Deferred acquisition and financing costs	-	268,279	-	25,846
CASH USED IN INVESTING ACTIVITIES	2,404,330	670,879	186,775	25,846

FINANCING ACTIVITIES
Shares issue for cash net of share issuance expense	3,414,947	-	520,800	-
Repayment of loan payable	(80,000)	-	-	-
CASH PROVIDED BY FINANCING ACTIVITIES	3,334,947	-	520,800	-

INCREASE (DECREASE) IN CASH	34,421	(635,610)	(378,328)	(7,127)

CASH, BEGINNING	94,822	664,333	507,571	35,850

CASH, ENDING	$129,243	$28,723	$129,243	$28,723

SUPPLEMENTARY CASH FLOW INFORMATION:  (Note 10)

The accompanying notes are an integral part of the financial statements

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – Prepared by management)

NOTE 1.                      NATURE OF OPERATIONS

Edge Resources Inc. (formerly Guildhall Minerals Ltd.) was incorporated under the Company Act of the Province of British Columbia on September 13, 1968 and was continued under the Business Corporations Act (Alberta).  At the Company’s annual general meeting held on July 20, 2009, the change of name to Edge Resources Inc. received shareholders approval and regulatory approval on July 28, 2009.  The shares of the Company were reinstated for trading on the NEX board of the TSX Venture Exchange and were graduated to the TSX Venture Tier 2 on May 27, 2009 trading under the symbol “EDE”

Since 2005, the Company had taken steps to become an exploration company engaged principally in the acquisition, exploration and development of mineral claims.  On May 26, 2009, the Company completed the acquisition of oil and gas interests in Alberta, Canada.   With this transaction, the Company changed its business to the acquisition and development of petroleum and natural gas properties and the production of petroleum and natural gas through exploration and development operations in Canada.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business.  The Company continues to incur losses and, at December 31, 2009, had an accumulated deficit of $12,067,815.  The ability of the Company to continue operations as a going concern is dependent upon raising additional working capital, settling its outstanding debts and generating profitable operations.  Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets and liabilities may be required.  The global financial collapse of 2008 and the ensuing recession has severely restricted the ability of junior resource companies to raise equity financing which casts significant doubt on the Company’s ability to continue its exploration activities.   There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

NOTE 2.                      BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Basis of Presentation
These financial statements have been prepared in accordance with Canadian generally accepted principals for interim financial information and are presented in Canadian dollars.  Accordingly, they may not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the nine month period ended December 31, 2009 are not necessarily indicative of the results that may be expected for the year ended March 31, 2010.

Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – prepared by management)

NOTE 2    BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents
Cash and cash equivalents include cash on deposit and highly liquid short-term interest bearing guaranteed investment certificates that are readily convertible to known amounts of cash and have original maturities of three months or less.  At December 31, 2009 the Company did not hold any cash equivalents.

Future Income Taxes
Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent the Company does not consider it to be more likely than not that a future tax asset will be recovered; it provides a valuation allowance against the excess.

Oil and Gas Properties
The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of, exploration for and development of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, interest costs, costs of drilling and equipping productive and non-productive wells, and direct exploration consulting fees. Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Once in commercial production, depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.  Costs of significant unproved properties, net of impairment, and estimated salvage values are excluded from the depletion and depreciation calculation.

Estimated future removal and site restoration costs are provided over the life of proven reserves on a unit-of-production basis. Costs, which include the cost of production, equipment removal and environmental clean-up, are estimated each period by management based on current regulations, costs, technologies and industry standards.   The charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision accounts as incurred.

The Company evaluates its oil and gas assets on an annual basis using a ceiling test to determine that the costs are recoverable and do not exceed the fair value of the properties.  The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves less unproved properties exceed the carrying value of the oil and gas assets.  If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected form the production of proved and probable reserves less unproved properties.  The cash flows are estimated using the future product prices and costs and are discounted using a risk-free rate.

Joint Interests
The Company conducts a portion of its petroleum and natural gas exploration, development activities through joint venture interests, and the accounts reflected only its proportionate interest in such activities.

Capital Assets
Capital assets are recorded at cost less accumulated amortization.  Amortization is computed using the straight-line method over the following periods:
Computer equipment                                                                           3 years

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – prepared by management)

NOTE 2.    BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Foreign Currency Translation
Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the period.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Loss per Share
The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per common share is recognized from the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share figures has been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Stock-Based Compensation
The Company recognizes compensation expense for stock options using the fair value based method in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is determined at the date of grant and recorded over the options’ vesting period.  Any consideration paid on amounts attributable to stock options is credited to share capital upon exercise together with amounts previously allocated to contributed surplus arising from the initial value recorded.

Asset Retirement Obligations
The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Impairment of Long-Lived Assets
Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable.  A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Comprehensive Income (Loss)

CICA Handbook Section 1530 establishes standards for reporting and presenting comprehensive income (loss), which is defined as the change in equity from transactions and other events from non owner sources.  Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) that are excluded from net income (loss) calculated in accordance with generally accepted accounting principles.  The Company’s comprehensive income (loss) is equal to its net loss for the period.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – prepared by management)

NOTE 2.    BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 11 to these financial statements.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid expenses, promissory note receivable, accounts payable and accrued liabilities and loan payable.  The fair value of the Company’s arms-length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.  The fair value of advances due to related parties has not been determined as comparable arms-length interest, security and risk information is not determinable.

On adopting these standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable, prepaid expenses and promissory note receivable are classified under loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and loan payable are classified as other financial liabilities, which are measured at amortized cost.

Recently Adopted Accounting Policies

Accounting Changes
Effective April 1, 2007, the Company adopted CICA Handbook Section 1506, “Accounting Changes.”.  This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.   The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of generally accepted accounting principals (“GAAP”) that has been issued but is not yet effective.  Adoption of these standards did not affect the Company’s financial result.

Capital Disclosures
The new standard, CICA Handbook Section 1535, Capital Disclosures, is effective for annual and interim periods beginning on or after October 1, 2007 and requires disclosure of the Company’s objectives, policies and processes for managing capital; quantitative data about what the Company regards as capital; whether the Company has complies with any capital requirements; and, if the Company has not complied, the consequences of such non-compliance.  The new accounting standard covers disclosure only and has had no effect on the financial results of the Company.  See Note 12.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the CICA approved Emerging Issues Committee (“EIC”) 173; Credit Risk and the Fair Value of Financial Assets and Liabilities.  This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.  This guidance is applicable to fiscal periods ending on or after January 12, 2009. Management does not expect that this will have a significant impact on the Company’s financial statements.

General Standards of Financial Statement Presentation
CICA Section 1400 includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company has provided the additional disclosure required in Note 1.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – prepared by management)

NOTE 2.    BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Goodwill and Intangible Assets
As of April 1, 2009, the Company adopted the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces the existing Goodwill and Intangible Assets standard.  The new standard revises the requirements for the recognition, measurement, presentation and disclosure of intangible assets.  The adoption of this standard does not have a material impact on the Company’s financial statements.

New Accounting Standards Not Yet Adopted

International Financial Reporting Standards
In 2006, Canada’s Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards (“IFRS”) over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company’s financial statements has yet to be determined.

During 2009 and 2010, the Company will assess its requirements and first time adoption methodologies, including its internal training and resource needs.  The Company expects that by the second calendar quarter of 2010 management will have assessed conversion and first time adoption implications.  During 2010 additional disclosures and analysis of impacts will be provided leading up to adoption in the first quarter of 2011.

Business Combination, Non-Controlling Interest, and Consolidation
In January 2009, the CICA issued Handbook Sections 1582, Business Combination (“Section 1582”), 1601, Consolidated Financial Statements. (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS.  Section 1582 is applicable for the Company’s business combinations and acquisition dates on or after January 1, 2011.  Early adoption of this section is permitted.  Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011.  Early adoption of this section is permitted.  If the Company chooses to adopt any one of these sections, the other sections must also be adopted at the same time.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

NOTE 3.                      CAPITAL ASSETS

Description	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$13,352	$2,244	$11,108
	$13,352	$2,244	$11,108

 The Company had no capital assets as at March 31, 2009 and December 31, 2008.

NOTE 4.                      PROMISSORY NOTE RECEIVABLE

Pursuant to a loan agreement dated July 16, 2008, the Company loaned $504,520 (US$400,000) by way of a promissory note to British American Natural Gas Corporation.  This loan was in conjunction with a proposed acquisition to acquire oil and gas interests in Alberta from First West Petroleum Inc. and in Mozambique form British North American Natural Gas Corporation.  The loan, together with interest at a rate of 5% per annum, is due on July 16, 2010.

The amount recorded by the Company including principal and accrued interest to March 31, 2009 is $522,350 (US$414,137).   Management has determined that collectability of these amounts is uncertain and therefore has written down the note receivable and accrued interest to $1.   No interest has been accrued for the nine month period ending December 31, 2009.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – prepared by management)

NOTE 5.    PETROLEUM AND NATURAL GAS INTERESTS

As of December 31, 2009, accumulated costs with respect to the Company’s interest in petroleum and natural gas interests consisted of the following:

Edmonton Sands Area	Total
$

Acquisition costs
Balance, March 31, 2009	-
Petroleum and natural gas rights and interest	1,500,000
Acquisition fees and legal costs	144,664
Balance, December 31, 2009	1,644,664

Deferred exploration and development costs
Balance, March 31, 2009	-
Capitalized general and administration costs	334,867
Exploration, drilling and completion costs	430,302
Pipelines and gathering systems	18,307
Asset retirement obligations	42,471
Balance, December 31, 2009	825,947

Total	2,470,611

The Company had no petroleum and gas interests as at March 31, 2009 and December 31, 2008.

On May 26, 2009, the Company acquired, in an arm’s length transaction, petroleum and natural gas rights, certain tangibles and other miscellaneous interests on the Willesden Green property.  This property is located in Townships 41 to 42, Ranges 3 to 4 W5M approximately 67km north and west of Red Deer, Alberta.  The Company’s working interest in the oil and gas assets consists of 50% in two sections and 100% in five sections, all of which contains drilled, cased and completed wells.   All standing well zones are completed in one or more of the Horseshoe Canyon and Scollard formations within the Edmonton Group.

As at December 31, 2009, $2,470,611 of accumulated expenditures has been capitalized in petroleum and natural gas interests.  These expenditures include costs of acquisition, land lease rentals, initial exploration, drilling and related general and administrative costs in the planned exploration drilling program.  These costs will not be subject to depletion until such time that oil and gas wells are placed into commercial production

NOTE 6.    DEFERRED ACQUISITION COSTS

On March 19, 2009, the Company entered into an assignment agreement with Quarry Bay Capital LLC and paid an assignment fee of $25,000 for the right to enter into a definitive agreement to acquire certain petroleum and natural gas assets, tangibles and miscellaneous interests in Alberta from Poplar Point Energy Inc.  On April 15, 2009, the Company entered into formal negotiations with Poplar Point Energy Inc. to acquire those petroleum and natural gas assets, tangibles and miscellaneous interests in Alberta.  Preliminary acquisition related costs of $37,164 incurred as at March 31, 2009 were capitalized as deferred acquisition costs until completion of the acquisition process.  These costs have been transferred to petroleum and natural gas interests during the period.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – prepared by management)

NOTE 7.    ASSET RETIREMENT OBLIGATION

Balance, March 31, 2009	$-
Retirement obligation provision	42,471
Balance, December 31, 2009	$42,471

The Company had no asset retirement obligations as at March 31, 2009 and December 31, 2008.

NOTE 8.    RELATED PARTY TRANSACTIONS

During the period ended December 31, 2009 the Company incurred:

a)	$20,000 (2008 - $30,000) for consulting fees to a company controlled by a director. As at December 31, 2009, $nil (2008 - $31,500) was owing to this company.
b)	$19,000 (2008 - $20,000) in director fees were paid. As at December 31, 2009, $nil (2008 - $nil) was owing to this director.
c)
$31,500 (2008 – $28,500) for administrative and accounting services to a company controlled by a director and officer.  As at December 31, 2009, $nil (2008 – $17,325) is owing to this company and is included in accounts payable.  During November 2007 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to this company;

d)
Legal fees and disbursements of $46,892 (2008 - $nil) to a law firm of which a director is a principal.  As at December 31, 2009, $35,035 (2008 - $nil) is owing to this firm and is included in accounts payable.

e)	$314,868 (2008 - $nil) for consulting and expenses associated with the management contracts of key officers and senior management of the Company.

Transactions with related parties are in the normal course of operations and have been recorded at the exchange amount which is the consideration agreed to between the related parties.

NOTE 9.    SHARE CAPITAL

a)  Capital Stock

Authorized:  Unlimited common shares without par value

	Common Shares	Value	Contributed Surplus

Balance, March 31, 2007 and December 31, 2007	12,162,812	$9,915,988	$60,000
Shares issued under debt settlement arrangements
@ $0.21 per share	320,000	67,200	-
Warrants exercised
Shares issued for cash @ $0.15 per share	4,160,200	624,030	-
Balance, March 31, 2008 and December 31, 2008	16,643,012	10,607,218	60,000
Shares issued for cash	8,000,000	400,000	-
Balance, March 31, 2009	24,643,012	11,007,218	60,000
Shares issue for cash net of issue costs	14,183,000	3,303,283	111,664
Stock-based compensation (Note 9(b) )	-	-	370,776
Fractional shares returned to treasury for cancellation	(88)	-	-
Balance, December 31, 2009	38,825,924	$14,310,501	$542,440

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – prepared by management)

NOTE 9.    SHARE CAPITAL (Continued)

During November 2007, the Company issued 320,000 common shares at a price of $0.21 per share pursuant to debt settlement agreements with its three officers to settle amounts owing to them or their firms in the aggregate of $67,200 for services rendered.

On January 16, 2009, 8,000,000 shares at a price of $0.05 per share were issued by way of a non-brokered private placement for proceeds of $400,000.

On May 26, 2009 the Company completed a private placement of 12,183,000 common shares at $0.25 per share for gross proceeds of $3,045,750.  The Company paid cash commissions to certain finders equal to 7% of the gross proceeds (or $151,602) for the introduction of the subscribers.  In addition, the Company issued to the finders 662,410 warrants to acquire that number of common shares of the Company which is equal to 7% of the number of common shares sold to subscribers of the private placement introduced to the Company.  Each finder’s warrant entitles the finder to purchase one common share of the Company at a price of $0.30 per share for a period of twelve months following the closing of the transaction.  The warrants associated with this placement have an estimated fair value of $92,205 that has been included in contributed surplus.  The Black-Scholes valuation model was used with the following assumptions:

Market price	$0.30
Expected life	1 year
Risk free interest rate	1.04%
Dividend yield	-
Expected volatility	122.92%
Fair value of warrants	$92,205

On October 14, 2009 the Company completed a non-brokered private placement of 2,000,000 common shares at $0.28 per share for gross proceeds of $560,000.  The Company paid cash commissions to the finder equal to 7% of the gross proceeds (or $39,200) for the introduction of the subscriber.  In addition, the Company issued to the finder 140,000 warrants to acquire that number of common shares of the Company which is equal to 7% of the number of common shares sold the subscriber of the private placement introduced to the Company.  Each finder’s warrant entitles the finder to purchase one common share of the Company at a price of $0.28 per share for a period of twelve months following the closing of the transaction.  The warrants associated with this placement have an estimated fair value of $19,459 that has been included in contributed surplus.    The Black-Scholes valuation model was used with the following assumptions:

Market price	$0.28
Expected life	1 year
Risk free interest rate	1.30%
Dividend yield	-
Expected volatility	122.92%
Fair value of warrants	$19,459

b)  Stock Options

On September 1, 2005, the Company adopted a formal stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares.  No options were issued up under this plan up to June 2, 2009.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – prepared by management)

NOTE 9.    SHARE CAPITAL (Continued)

As at December 31, 2009, the Company had outstanding share options of 3,200,000.  The weighted average remaining life of all outstanding share options was 4.48 years.  A summary of the Company’s stock options as of December 31, 2009 and changes during the period are as follows:

	2009		2008
	Stock options	Weighted Average Exercise Price	Shares		Weighted Average Exercise Price
			$		$
Outstanding, March 31,	-	-		-		-
Granted	3,500.000	0.30		-		-
Expired or cancelled	(300,000)	030		-		-
Exercised	-	-		-		-
Outstanding, December 31,	3,200,000	0.30		-		-

On June 2, 2009, the Company granted options to certain officers, directors, employees or consultants to purchase an aggregate of 2,700,000 common shares in the capital of the Company at an exercise price of $0.30 per share for a 5 year period.  (Subsequent to the grant date, 300,000 stock options were cancelled.)  One-quarter of the options under this option agreement vested immediately; and one-quarter of the options shall vest on each of the sixth month anniversary; the one year anniversary and the eighteenth month anniversary from the grant date.  The vested and remaining un-vested options were granted a fair value of $609,697.  The Black-Scholes method of options valuation was used with the following assumptions:

Exercise price	$0.30
Expected life	5 years
Risk Free Interest Rate	2.57%
Expected volatility	124.66%
Dividend yield	-
Total fair value of options granted	$609,697
Stock-based compensation expensed (vested options)	$317,551

$317,551 has been charged to operations as stock based compensation expense with the offsetting credit to contributed surplus for the nine month period ended December 31, 2009 with respect to these stock options.

On July 8, 2009, the Company under its formal stock option plan granted options to certain officers, directors, or consultants to purchase an aggregate of 300,000 at an exercise price of $0.31 per share for a 5 year period.  One-quarter of the options under this option agreement vested immediately; and one-quarter of the options shall be vested on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date. The options were granted with a fair value of $78,941 using the Black-Scholes method of options valuation with the following assumptions.

Market price	$0.31
Expected life	5 years
Risk Free Interest Rate	2.57%
Expected volatility	125.30%
Dividend yield	-
Total fair value of options granted	$78,941
Stock-based compensation expensed (vested options)	$19,736

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – prepared by management)

NOTE 9.    SHARE CAPITAL (Continued)

$19,736 has been charged to operations as stock based compensation expense with the offsetting credit to contributed surplus for the nine month period ended December 31, 2009.

On September 24, 2009, the Company under its formal stock option plan granted options to certain officers, directors or consultants to purchase an aggregate of 500,000 at an exercise price of $0.31 per share for a 5 year period.  One-quarter of the options under this option agreement vested immediately; and one-quarter of the options shall be vested on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date. The options were granted with a fair value of $133,956 using the Black-Scholes method of options valuation with the following assumptions.

Market price	$0.31
Expected life	5 years
Risk Free Interest Rate	2.62%
Expected volatility	130.36%
Dividend yield	-
Total fair value of options granted	$133,956
Stock-based compensation expensed (vested options)	$33,489

$33,489 has been charged to operations as stock based compensation expense with the offsetting credit to contributed surplus for the nine month period ended December 31, 2009.

c)   Warrants

As at December 31, 2009, the Company had outstanding share purchase warrants to acquire 662,410 common shares of the Company at an exercise price of $0.30 per share until May 26, 2010 and to acquire 140,000 common shares of the Company at an exercise price of $0.28 per share until October 14, 2010. (2008 – $nil).  The weighted average remaining life of all outstanding share purchase warrants was 0.47 years (2008 –$nil) at December 31, 2009.

A summary of the Company’s warrants as of December 31, 2009, and 2008, and changes during the period are as follows:

	2009		2008
	Share Purchase Warrants	Weighted Average Exercise Price	Share Purchase Warrants		Weighted Average Exercise Price
			$		$
Outstanding, March 31,	-	-		-		-
Issued	802,410	0.30		-		-
Expired or cancelled	-					-
Exercised	-	-		-		-
Outstanding, December 31,	802,410	0.30		-		-

d)   Escrowed Shares

Pursuant to escrow agreements dated May 13, 2009, 451,000 common shares held prior to the application for the change of business and reactivation of the Company on the TSX Venture Exchange were deposited with Computershare Trust Company of Canada to be held in escrow.  Under the terms of the agreements 10% of 421,000 and 25% of 30,000 of these shares were released from escrow on the date of issuance of the Final Exchange Bulletin on completion of the change of business transaction of the Company.   The balance of these shares are to be released in six equal tranches every six months after that date  As at December 31, 2009, 122,500 shares have been released from escrow.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – prepared by management)

NOTE 10.                      SUPPLEMENTAL CASH FLOW INFORMATION

	2009	2008
	$	$
a) Non-cash financing and investing activities
Financing activities
Share-based share issuance costs included in Share Capital (Note 9(a))	(111,664)	-
Investing Activities:
Petroleum and natural gas acquisition costs	79,635	-
Deferred acquisition costs (Note 6)	(37,164)
Asset retirement obligation liability (Note 7)	(42,471)
	-	-
b) Other
Cash paid for interest during the period	-	-
Cash paid for income taxes during the period	-	-

NOTE 11.                      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Environmental Risk
As at December 31, 2009, the Company is engaged primarily in petroleum and natural gas exploration and development and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

Commodity Price Risk
Prices received for crude oil and natural gas are commodities that are sensitive to numerous worldwide factors, many of which are beyond the Company’s control.  Changes in world crude oil and natural gas prices may significantly affect results of operations and the fair value of future cash flows from operating activities.  The Company has proven natural gas reserves but no producing wells as at December 31, 2009.

Financial Instrument Risk
The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk
Credit risks
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The bank accounts are mainly held with a major Canadian bank. As the Company’s cash is mainly held by one Canadian bank, there is a concentration of credit risk with this bank. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Liquidity risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company ensures that there is sufficient capital in order to meet short-term operating requirements, after taking into account the Company’s holdings of cash and cash equivalents.  The Company’s cash and cash equivalents are invested in business bank accounts and short term interest bearing instruments and are available on demand.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – prepared by management)

NOTE 11.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Market risk
The Company is subject to normal risks including fluctuations in the US dollar exchange rates, and interest rate.  While the Company manages its operations in order to minimize exposure to these risks, the Company has not entered into any derivatives or contracts to hedge or otherwise mitigate this exposure.

As at December 31, 2009, the Company was not exposed to interest rate risk.

The Company is exposed to currency fluctuations to the US dollar on the note receivable to British American Natural Gas Corporation which was contracted in US dollars.  The Company is also exposed to the impact of the US dollar fluctuation on its monetary assets and liabilities.  The Company does not actively manage this exposure.

NOTE 12.    CAPITAL MANAGEMENT

The Company considers its cash and common shares as capital.  The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.  In order to maximize ongoing development efforts, the Company does not pay out dividends.

There were no changes in the Company’s approach to capital management during the period ended December31, 2009.  The Company is not subject to externally imposed capital requirements.

NOTE 13.    COMMITMENTS AND CONTINGENCIES

On June 1, and August 10, 2009, the Company entered into four contracts with certain companies, one of which is controlled by the president of the Company, and a consultant to provide advisory and technical services on and on-going basis.  The aggregate annual compensation of these contracts amount to $598,000 which is paid at a rate of $49,833 per month.  Each agreement can be terminated by giving termination notice and a minimum of 6 months to a maximum of 12 months termination fee.

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues.  However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.  The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters, except as disclosed.  Rental of premises is on a month-to-month basis.

In the ordinary course of business, the Company enters into contracts which contain indemnification provisions such as purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, operating agreements, leasing agreements, asset use agreements, industry farmout agreements, etc.  In such contracts, the Company may indemnify counter-parties to the contracts if certain events occur.  These indemnification provisions vary on an agreement by agreement basis.  In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict.  Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – prepared by management)

NOTE 13.    COMMITMENTS AND CONTINGENCIES (Continued)

Under the terms of certain agreements and the Company’s-by-laws, the Company indemnifies individuals who have acted at the Company’s request to be a director and/or officer of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individuals as a result of their service.  The claims covered by such indemnifications are subject to statutory and other legal limitation periods.  The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiaries of such indemnification agreements.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS
DATED February 23, 2010

This Management Discussion and Analysis (“MD&A”) covers Edge Resources Inc.’s (formerly Guildhall Minerals Ltd.) third fiscal quarter ending December 31, 2009 and the period to February 23, 2010.  This document is to be read in conjunction with the Company’s unaudited interim financial statements and notes for the nine month period ended December 31, 2009 along with the annual audited financial statements for the fiscal year ended March 31, 2009 and the MD&A dated June 22, 2009.

The financial statements are prepared in accordance with Canadian generally accepted account principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The Company’s Audit Committee has reviewed and approved this MD&A.

Forward Looking Information

It is the Company’s practice not to provide any forward guidance or projections.  Notwithstanding this policy, this MD&A may contain forward-looking statements and assumptions in respect of various matters including upcoming events.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and other similar expressions.  Such statements and assumptions also include those relating to guidance, results of operations and financial conditions, capital spending, financing sources, commodity price, cost of production and the magnitude of oil and gas reserves.  By their nature, forward-looking statements are subject to numerous known and unknown risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted.  Edge Resources is exposed to numerous operation, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated futures results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality.  The Company is subject to significant drill risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage.  The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, and access to third party gathering and processing facilities, transportation and other third party related operation risks.  Furthermore, there are numerous uncertainties in estimating the Company’s reserve base due to the complexities in estimated future production costs and timing of expenses and future capital.  The financial risks that the Company is exposed to include, but not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate.  The Company is subject to regulatory legislation; compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions.

The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.

Description of Business

Edge Resources Inc. (formerly Guildhall Minerals Ltd.) was incorporated as Tanzilla Explorations Ltd. (N.P.L.). under the Company Act of the Province of British Columbia on September 13, 1968 and continued under the Business Corporations Act (Alberta) on July 23, 2009.  Prior to this recent change of name, the Company changed its name from Tanzilla Explorations Ltd. to Regis Development Corporation on June 28, 1974, to Manus Industries Inc., on January 10, 1992, to Consolidated Manus Industries Inc. on November 10, 1992 to Westmount Resources Ltd. on February 8, 1996, to Mt. Tom Minerals Corp. on May 20, 1998, to Global Net Entertainment Corp. on October 21, 1999.  On September 1, 2005 the shareholders of the Company authorized a name change from Global Net Entertainment Corp. to Guildhall Minerals Ltd. (effective February 21, 2006) and proposed a consolidation of its share capital on a one-for-five basis.  The consolidation received regulatory approval and took effect on November 17, 2006.  The shares of the Company were also reinstated for trading on the NEX board of the TSX Venture Exchange under the symbol “GDM.H”.  On May 27, 2009 the shares were graduated to the TSX Venture Exchange Tier 2 trading under the symbol “EDE”.  At the Company’s annual general meeting held on July 20, 2009, the change of name to Edge Resources Inc. received shareholders’ approval and regulatory approval on July 28, 2009.

Since 2005, the Company was an exploration company engaged principally in the acquisition, exploration and development of mineral claims.  On May 26, 2009 the TSX Venture Exchange accepted for filing (Filing Statement dated April 30, 2009) Edge Resources Inc.’s change of business and reactivation to oil and gas exploration, development and production.  This change of business and reactivation was comprised of the acquisition of certain petroleum and natural gas assets in the Willesden Green area of west-central Alberta and the completion of a private placement financing described later in this MD&A.  An entire new management team with significant oil and gas experience and new board of directors was elected to coincide with the change in business to an oil and gas development company.

Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“BOE”) is based on a conversion ration of 6,000 cubic feet of natural gas to 1 barrel of oil to estimate relative energy content and does not represent a value equivalency at the wellhead.  BOE’s may be misleading, particularly if used in isolation.  A BOE conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.  The conversion conforms to the Canadian Securities Regulator’s National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.  These terms are defined by Canadian Generally Accepted Accounting Principles and are therefore referred to as non-GAAP measures.

Business Overview

Edge Resources is an exploration stage company engaged principally in the acquisition, exploration and development of oil and gas properties.  From the Company’s incorporation in 1968 until May 2009, it was engaged in various business activities and mineral exploration activities, all of which were abandoned and terminated as being not successful or not offering a potential for profit.  The Company’s principal business will be to identify and evaluate opportunities for the acquisition of interests in oil and gas properties and to undertake exploration and/or development programs on such properties if acquired or to joint venture or option such properties to third parties, with a view to discovering and producing oil and/or natural gas.

The Company is currently focusing on the development of natural gas from the “Edmonton Sands” group of formations, a conventional, shallow gas group of reservoirs in west-central Alberta.

Since June 1, 2009 the Company added a number of key individuals to its management team.  See Item 6(d).  This new management team has experience evaluating, financing, planning, executing and operating oil and gas exploration and development projects.

During the summer of 2009, after completion of the seven-section acquisition, the Company completed a four well drilling program in the Willesden Green and nearby areas and increased the Company’s land base through farm-in agreements.

On November 26, 2009, the company entered into a farm-in agreement with a major E & P firm that will allow the Company to earn seven sections of highly prospective Edmonton Sands properties, all within the prolific Wilson Creek area of Alberta, which are in the area very near the existing Edge Resources’ lands.  The Company is free to select the drilling locations on the lands and must drill one well on each section to earn 100% of the Farmor’s working interest in each respective section, subject to a gross overriding royalty.

1.           Overall Performance

(a)           Petroleum and Natural gas interests

On May 26, 2009, the Company acquired certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta from Poplar Point Energy Ltd.  This was an arm’s length transaction to the Company.  The total consideration paid by the Company to the vendor was $1,500,000 cash.  In addition, the Company paid to pay Quarry Bay Capital LLC an assignment fee of $25,000 for the right to enter into a definitive agreement and a finder’s fee of $107,500 to Corporate House Equity Ltd., an arm’s length party.  The TSX Venture accepted for filing the agreement to purchase these assets.

The Willesden Green property is located in Townships 41 to 42, Ranges 3 to 4W5M approximately 70 km north and west of Red Deer, Alberta.

The Company’s working interest in the oil and gas assets consists of 50% in two sections and 100% in five sections, all of which contain drilled and cased natural gas wells.

The net estimated natural gas liquids/natural gas reserves attributable to the assets situated in Willesden Green, Alberta, as disclosed in the Company’s National Instrument 51-101 compliant report dated April 28, 2009 and updated for the period ended June 1, 2009 by AJM Petroleum Consultants in accordance with the rules provided by National Instrument 51-101 are: total proved estimated reserves increased from 0 to 421.5 Mboe; proved plus probable reserves estimates increased from 926.7 Mboe to 1,126.1 Mboe and estimated net present value of proved plus probable reserves (using forecast pricing and discounted at 10 percent) before tax, totalled $11.9 million, an increase of $7.6 million.   (See news release dated September 11, 2009).

There are a number of material assumptions that were used in developing the estimated reserves and future net revenue attributable to the assets.  The assumptions are detailed in the 51-101 Report effective June 1, 2009, a copy of which is available on SEDAR (www.sedar.com).

As at December 31, 2009, the Company incurred $825,477 (2008:$nil) in exploration, drilling and development costs which have been capitalized and included in deferred exploration and development costs and acquisition costs of $2,470,611.  These costs are not subject to oil and gas accounting depletion calculations until such time the oil and gas wells are in commercial production.

(b)           Mineral Claims

The Company no longer has any interests in mineral claims. All costs pertaining to mineral claims were written off prior to March 31, 2009.

(c)           Accounts receivable

The Company has developed unique, low-cost drilling and completion techniques; thus, the Company intends to be the operator of record on all wells that it drills, regardless of the Company’s working interests in those wells.  The accounts receivable represents amounts due from working interest partners for their share of drilling and completion costs incurred by the Company, as operator of record.  The fair value of these accounts receivables approximates their carrying values.

(d)           Promissory note receivable

On July 16, 2008, the Company loaned $504,520 (US$400,000) by way of a promissory note to British American Natural Gas Corporation (“BANG”).  The loan together with interest at a rate of 5% per annum, is due on July 16, 2010.  The funds were provided to BANG to enable it to meet its interim funding requirements with respect to its share of the work program on the Mozambique concessions as provided for in the Letter of Intent dated May 1, 2008.

The asset was considered impaired and written down to a nominal value of $1 as at March 31, 2009.   No interest has been accrued for the period ending December 31, 2009.   Management is actively pursuing the collection of this note receivable and the accrued interest owed but given the financial condition of BANG, does not expect to collect either of these receivables.

(e)           Deferred Acquisition Costs

Pre-acquisition costs incurred prior to March 31, 2009 with respect to the acquisition of oil and gas assets in the Willesden Green area, west-central Alberta were capitalized as deferred acquisition costs until completion of the acquisition process.   The acquisition process was completed on May 26, 2009.  These costs which included a $25,000 assignment fee paid to Quarry Bay Capital LLC for the right to enter into a definitive agreement and legal costs of $12,164 were transferred to cost of acquisition of petroleum and natural gas interests during the period.

(f)           Financing

Concurrent with the closing of the acquisition of the Willesden Green area petroleum interests from Poplar Point Energy Ltd., the Company completed a private placement of 12,183,000 common shares at $0.25 per share for gross proceeds of $3,045,750.  The proceeds were used to pay cash commissions aggregating $151,602 to certain finders for the introduction of the subscribers, the acquisition costs of the petroleum interests of $1,500,000 and for general working capital purposes.

On October 14, 2009, the Company completed a non-brokered private placement of 2,000,000 common shares at $0.28 per share for gross proceeds of $560,000.  The Company paid cash commissions of $39,200 to the finder for the introduction of the subscriber.  In addition, the Company issued to the finder 140,000 warrants to acquire that number of common shares for the Company at a price of $0.28 per share for a 12 month period from the closing date of the transaction.  The net proceeds are for general working capital purposes.

The Company did not undertake any debt financing during the period covered by this document.

2.           Results of Operations for the nine months ended December 31, 2009

The Company’s net loss for nine month period ending December 31, 2009 totalled $1,022,038 (2008: $432,194).  The loss during this period was due in part to the recording of stock-based compensation of $370,776, stock exchange filing fees and to the increased exploration, drilling and administration activities with respect to oil and gas interests,

Significant items for this third fiscal quarter compared to the previous year’s third fiscal quarter were: consulting fees $126,141 (2008:$30,000) increased due to the addition of consulting services of a director,  financial consulting fees by a third party and senior management; professional fees $146,599 (2008: $78,198) increased due to increase in stock exchange filings and legal and audit costs for change of business, TSX Venture exchange reactivation and change of name, application for listing in the US; travel and promotion $92,023 (2008: $4,628) increased due to travel to properties and presentations; rent $69,921 (2008: $41,000) increased due to a move to new premises; director fees of $19,000 (2008:$20,000); management fees $nil (2008:$22,500) decreased due to termination of an engagement contract; shareholders’ information $33,418 (2008:$1,932) increased due to an increase in market news releases; stock exchange and transfer agent fees $44,863 (2008:$10,287) increase due to increase in regulatory filings; and office and administration $117,053 (2008: $37,753) increased due to web-site development costs, increase in administrative activities and staffing.

3.    Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Dec. 31 2009 $	Sept. 30 2009 $	June 30 2009** $	March 31 2009 $	Dec. 31 2008 $	Sept. 30 2008 $	June 30 2008 $	March 31 2008 $
Net sales or total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss before extraordinary items	(325,765)	(247,048)	(449,225)	(580,251)	(277,427)	(107,600)	(33,954)	(35,612)
basic and diluted loss per share*	(0.010)	(.010)	(0.021)	(0.032)	(0.017)	(0.007)	(0.002)	(0.002)
Net loss after extraordinary items	(325,765)	(247,048)	(449,225)	(580,251)	(277,427)	(107,600)	(33,954)	(35,612)
basic and diluted loss per share*	(0.010)	(.010)	(0.021)	(0.032)	(0.017)	(0.007)	(0.002)	(0.002)
Total assets	3,035,113	3,286,743	2,777,218	131,987	563,337	741,894	650,723	697,833
Total liabilities	249,987	842,724	139,377	110,546	361,734	262,865	64,094	77,250
Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

* Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive. .

**The June 2009 loss before extraordinary items and loss after ordinary items have been restated to reflect only the fair value of stock options that have been vested as stock based compensation expense.

4.           Liquidity

As at December 31, 2009, the Company had $129,243 (2008: $28,723) in cash on hand and working capital of $345,877 (2008: working capital deficiency of $333,011).

The increase in working capital came as a result of the private placement financing that was completed on May 26, 2009 for gross proceeds of $3,045,750 (see 1(f) Financing).  Portions of the proceeds were used to purchase the Willesden Green petroleum and natural gas assets including finder’s fees in the amount of $1,607,501, repayment of the demand loan of $80,000, for exploration, development and drilling programs related to the natural gas assets and for general working capital.

On October 14, 2009, the Company completed a non-brokered private placement of shares for net proceeds of $520,800 to be used for drilling programs and general working capital purposes.  See 1(f) Financing for details.

The Company intends to raise capital via equity and/or debt funding on an on going basis for the purpose of financing general working capital and exploration programs.

5.           Transactions with Related Parties
The Company incurred and/or paid fees and expenses directly and indirectly to certain current or former officers and directors of the Company.  During the nine month period ended December 31, 2009 transactions with related parties conducted in the normal course of operations are recorded at the exchange value as summarized below:

(a)           A consulting fee of $5,000 per month was paid to July 31, 2009 to a company controlled by a director.  $20,000 in consulting fees has been paid to this Company during the nine month period ended December 31, 2009 (2008:$30,000).  As at December 31, 2009 $nil (2008:$nil) is owing to this firm.

(b)           A monthly fee of $3,500 for administrative and accounting services was paid to a company controlled by a director and officer.  Total fees paid for the nine month period for services rendered was $31,500 (2008: $28,500).  At December 31, 2009 $nil (2008: $17,325) was owing to the firm controlled by him.  During November 2007, 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to this Company.

(c)           A director fee of $1,500 per month was paid to a director for his services provided to the Company.  In addition, a director fee retainer of $10,000 was paid to this director.  Total director fees incurred over the nine month period was $19,000 (2008: $nil).  During the same period in 2008, an aggregate of $20,000 in director fees were paid to two former directors.

(f)           Legal fees and disbursements of $46,892 (2008-$nil) to a law firm of which a director is a principal were incurred during the nine month period ending December 31, 2009.  At December 31, 2009 $35,035 (2008:$nil) was owing to the law firm and is included in accounts payable.

(g)           The Company retains consultants to provide senior management functions.  $314,868 (2008:$nil) for consulting services associated with management contracts of key officers and senior management of the Company were incurred during the nine month period ended December 31, 2009.

6.           Other MD&A Requirements

(a)           Additional information relating to the Company has been filed on SEDAR and is available at www.sedar.com.   .

(b)           As the Company has not had any revenue from operations, the following breakdown of operating expenses for the nine month period ending December 31, 2009 and December 31, 2008 is provided:

	2009 $	2008 $
Consulting fees
Depreciation and amortization
Director fees
Management fees
General and administration:
         Office and general
         Rent
         Shareholders information
         Stock exchange and transfer agent fees
         Travel and promotion expenses
Professional fees
Stock-based compensation
	126,141 2,244 19,000 - 117,053 69,921 33,418 44,863 92,023 146,599 370,776	30,000 - 20,000 22,500 37,753 41,000 1,932 10,287 4,628 78,198 -
Totals	1,022,038	246,298

In addition general and administrative costs related to oil and gas exploration and development activities of $334,867 have been capitalized during the period ended December 31, 2009 (2008 - $nil)

(c)	Share Capitalization:

(i)	The Company is authorized to issue an unlimited number of common shares without par value.

(ii)	As at December31, 2009 and as of the date of this report, the Company had 38,825,924 common shares issued and outstanding. The shares are all voting shares and rank equally with each other.

(iii)
On May 26, 2009, the Company completed a non-brokered private placement of 12,183,000 common shares at $0.25 per share for gross proceeds of $3,045,750.  The Company paid cash commissions to certain finders equal to 7% of the gross proceeds (or $151,602) for the introduction of the subscribers.  In addition, the Company issued to the finders 662,410 warrants to acquire that number of common shares of the Company.  Each finder’s warrant entitles the finder to purchase one common share of the Company at a price of $0.30 per share for a period of twelve months following the closing of the transaction.  The warrants associated with this placement have an estimated fair value of $92,205 that has been include in contributed surplus.  The Black-Scholes valuation model was used to determine fair value.  As at December 31, 2009, these warrants remained outstanding and unexercised.

(iv)
On June 2, 2009 the Company granted stock options to certain key officers, directors, or consultants to purchase up to 2,700,000 common shares in the capital of the Company at an exercise price of $0.30 per share for a 5 year period.  The options were granted at a fair value of $685,910 using the Black-Scholes method of options valuation.  One quarter of the options under this option agreement vested immediately; and one-quarter of the options shall vest on each of the sixth month anniversary; the one year anniversary and the eighteenth month anniversary from the grant date. During the period ended September 30, 2009, 300,000 of these stock options were cancelled.  As at December 31, 2009 and as of the date of this report the Company had 2,400,000 of these stock options issued and outstanding. The vested and remaining non-vested options have a fair value of $609,697.  As at December 31, 2009, $317,551 has been charged to operations as stock based compensation expense.

(v)
On July 8, 2009, the Company under its formal stock option plan granted options to certain officers, directors or consultants to purchase an aggregate of 300,000 common shares of the capital of the Company at an exercise price of $0.31 per share for a 5 year period.  One-quarter of the options under this option agreement vested immediately; and one-quarter of the options shall vest on each of the sixth month anniversary; the one year anniversary and the eighteenth month anniversary from the grant date.  The options were granted at a fair value of $78,941 using the Black-Scholes method of options valuation.  As at December 31, 2009, $19,736 has been charged to operations as stock based compensation expense.

(vi)
On September 24, 2009, the Company under its formal stock option plan granted options to certain officers, directors or consultants to purchase an aggregate of 500,000 common shares of the capital of the Company at an exercise price of $0.31 per share for a 5 year period.  One-quarter of the options under this option agreement vested immediately; and one-quarter of the options shall vest on each of the sixth month anniversary; the one year anniversary and the eighteenth month anniversary from the grant date.  The options were granted at a fair value of $133,956 using the Black-Scholes method of options valuation.  As at December 31, 2009, $33,489 has been charged to operations as stock based compensation expense.

(vii)
On October 14, 2009, the Company completed a non-brokered private placement of 2,000,000 common shares at $.28 per share for gross proceeds of $560,000.  The Company paid cash commissions to the finder equal to 7% of the gross proceeds (or $39,200) for the introduction of the subscriber.  In addition, the Company issued to the finder 140,000 warrants to acquire that number of common shares of the Company which is equal to 7% of the number of common shares sold the subscriber of the private placement introduced to the Company.  Each finder’s warrant entitles the finder to purchase one common share of the Company at a price of $0.28 per share for a period of twelve months following the closing of the transaction.  The warrants associated with this placement have an estimated fair market value of $19,459 that has been included in contributed surplus.  The Black-Scholes valuation model was used to determine the fair value.  As at December 31, 2009, these warrants remained outstanding and unexercised.

(d)	Management:

Several management changes were made pursuant to the change of business on May 26, 2009. As at the date of this report:

o	Brad Nichol, PEng, MBA, was appointed as the new President of the Company replacing Chris Cooper on June 3, 2009;
o	Chris Cooper remains on the board of directors of the Company;
o	Scott Reeves, a partner at the Calgary-based law firm of TingleMerrett LLP, was appointed to the board of directors on June 9, 2009;
o	Darcy Spady remains on the board of directors of the Company;
o	Terence Kwan remains as chief financial offer and on the board of directors;
o	In addition the following were added to the Company’s management team: Hugh Loney, Manager of Geology, Miles Johnson as Manager of Operations, and Jesse Griffith, Land Manager.

(e)           Corporate

The Company’s head office has been relocated to Suite 200 Fording Place, 205-9th Avenue SE, Calgary, Alberta, T2G 0R3.  The Company’s registered office has been change to TingleMerrett LLP, 1250 Standard Life Building, 639-5th Avenue, S.W., Calgary, Alberta, T2P 0M9

7.	Off-Balance Sheet Arrangements

The Company does not have any off balance sheet transactions.

8.	Proposed Transactions

The Company is continually investigating new oil and gas exploration and development opportunities; however, the Company has no material proposed exploration or financing transactions to report at this time.

9.	Other Disclosure

(a)           Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.  Management constantly evaluate these estimates and assumptions.

Management bases its estimates and assumptions on past experience and other factors that are deemed reasonable under the circumstances.  This involves varying degrees of judgement and uncertainty, thus the amounts currently reported in the financial statements could prove to be inaccurate in the future.

Management considers the estimates and assumptions to be an important part in understanding the financial statements.  These estimates and assumptions are subject to change, as they rely heavily on management’s judgement and are based on factors that are inherently uncertain.

Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

(b)           Changes in Accounting Policies including Initial Adoption

The accounting policies followed by the Company are set out in Note 2 to the unaudited interim financial statements for the nine months ended December 31, 2009 and have been consistently followed in the preparation of the unaudited financial statements of the Company.

Effective April 1, 2007, the Company adopted Section 1506 of the Canadian Institute of Chartered Accounts (“CICA” Handbook, “Accounting Changes”.  This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  This section is intended to enhance the relevance and reliability of an entity’s financial statements and the comparability of those financial statements over time and with financial statements of other entities.  Adoption of these standards did not affect the Company’s financial result.

Effective April 1, 2007, the Company adopted four new accounting standards issued by the “CICA”: Handbook Section 1535, “Capital Disclosures”, Handbook Section, 3862, “Financial Instruments – Disclosure”, Handbook Section 3863, “Presentation” and Handbook Section 1400, “General Standards of Financial Statement Presentation”.  Adoption of these standards did not affect the Company’s financial result.

CICA Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included disclosures recommend by the new Handbook Section in Note 11 to these financial statements.

The CICA accounts standards board (“AcSB”) amended section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The Company has provided the additional disclosure required in Note 1 to the financial statements.

As of April 1, 2009, the Company adopted the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces the existing Goodwill and Intangible Assets standard.  The new standard revised the requirements for the recognition, measurement, presentation and disclosure of intangible assets.  The adoption of this standard did not have a material impact on the Company’s financial statements.

(c)           New Accounting Standards not yet adopted Subsequent to Year End

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada.  Accounting standards for public companies in Canada are expected to converge with International Financial Reporting Standards (“IFRS”) over a transition period ending January 1, 2011.  The impact of the transition to IFRS on the Company’s financial statements has yet to be determined.

During 2009 and 2010, the Company will assess its requirements and first time adoption methodologies, including its internal training and resource needs.  The Company expects that by the second calendar quarter of 2010 management will have assessed conversion and first time adoption implications.  During 2010 additional disclosures and analysis of impacts will be provided leading up to adoption in the first quarter of 2011.

In January 1, 2009, the CICA issued Handbook Sections 1582, Business Combination (“Section 1582”), 1601, Consolidated Financial Statements (“Section 1601”) and 1602, Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS.  Section 1582 is also applicable for the Company’s business combinations and acquisitions dates on or after January 1, 2011.  Early adoption of this Section is permitted.  If the Company chooses to adopt any one of these Sections, the other sections must also be adopted at the same time.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

(d)           Financial Instruments and Other Risks

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid expenses, promissory note receivable, accounts payable and accrued liabilities.  The fair value of the Company’s arms length current financial assets and current liabilities are estimated by management to approximate their carrying values due the immediate or short-term nature of these financial instruments.

Cash and cash equivalents include cash on deposit and highly liquid short-term interest bearing guaranteed investment certificates that are readily convertible to known amounts of cash and have original maturities of three months or less.  At December 31, 2009, the Company did not hold any cash equivalents.

The Company’s functional currency is the Canadian dollar.  Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

Credit risk pertains to the promissory note receivable and arises from the possibility that the counterparty to the instrument fails to perform.  The Company’s credit risk is limited to the carrying amount on the balance sheet.  Management has determined that collectability of the promissory note receivable due from British American Natural Gas Corporation was impaired and as such, the asset has been written down to a value of $1.  See Item 1(d).

Business Risks

The Company commenced the petroleum and natural gas exploration and development activities since May 26, 2009.  It is exposed to the many risks associated with the oil and gas industry, including, but not limited to, economic, financial cost of capital, environmental and human resource risk.  Economic risk is the risk of finding and producing reserves at a cost which produces an economic return.  Financial risk consists of marketing production at a reasonable price given market conditions.  Cost of capital is the risk associated with the Company’s ability to obtain capital to fund its activities at a reasonable cost, which is challenging in the current credit market conditions.  Environmental risk is the risk of carrying out operations with potential for adverse impact upon the environment.  Human resource risk is the risk of maintaining access to expertise which will allow the company to grow and prosper.

The Company will be subject to commodity price risk for the delivery of crude oil and natural gas.  The Company may manage and minimize this risk by entering into various joint ventures with sub-participants.

As at December 31, 2009, the Company has not entered into any commodity contracts or hedging programs.

Insurance Risks

The Company’s involvement in the exploration for and development of oil and gas properties may result in the Company being subject to liability for pollution, blow-outs, property damage, personal injury or other hazard.  Although the Company has obtained general liability insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not, in all circumstances, be insured, or in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to high premiums associated with such insurance for other reasons.  The payment of such insured liabilities would reduce the funds available to the Company.  The occurrence of significant events that the Company is not fully insured against, or the insolvency of the insurer of such events, could have a material adverse effect on the Company’s financial position, results of operations or prospects.

The Company expects losses to continue unless and until the wells containing booked reserves are tied in.  The ability of the Company to continue as a going concern is dependent upon raising additional working capital and settling its outstanding debts until it can generate profitable operations.

(e)           Disclosure Controls

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.  The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2009, that Company’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is communicated to them from others within the Company.  It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls, and procedures will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(f)           Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  Management’s review of its internal controls led it to conclude that the internal controls are effective in ensuring the reliability of the financial information for the quarter.

The Company has a limited number of employees therefore internal controls that rely on segregation of duties are not possible in many cases.  In these circumstances, the Company relies on senior management reviews and approval to ensure that controls are as effective as possible.

(g)           Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2010	EDGE RESOURCES, INC. By: /s/ Brad Nichol Brad Nichol President & CEO